Goodwin Procter LLP Counsellors at Law 901 New York Avenue, NW Washington, D.C. 20001	T: 202.346.4000 F: 202.346.4444 goodwinprocter.com

December 28, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Patrick Scott

Re:	Columbia Funds Variable Insurance Trust (File No. 811-05199)

Columbia Funds Variable Insurance Trust I (File No. 811-08481)

Dear Mr. Scott:

Reference is hereby made to (A) our letter to the Securities and Exchange Commission (the “Commission”) (Attn: Laura E. Hatch), dated December 8, 2010, regarding the comments of the staff (the “Staff”) of the Commission conveyed in a telephone conversation on November 2, 2010, with respect to the preliminary joint proxy statement for Columbia Funds Series Trust; (B) our letter to the Commission (Attn: Laura E. Hatch), dated December 10, 2010, regarding the comments of the Staff conveyed in a telephone conversation on November 22, 2010 with respect to the preliminary joint proxy statement for the registrants listed therein; (C) our letter to the Commission (Attn: Laura E. Hatch), dated December 21, 2010, regarding the comments of the Staff conveyed in a telephone conversation on December 2, 2010 with respect to the preliminary joint proxy statement for Columbia Funds Series Trust I; and (D) our letter to the Commission (Attn: Laura E. Hatch), dated December 21, 2010, regarding the comments of the Staff conveyed in a telephone conversation on December 8, 2010 with respect to the preliminary joint proxy statement for the registrants listed therein, each of which was submitted as a correspondence filing to the Commission (collectively, the “Response Letters”).

We are writing to respond to the voicemail left for Kenneth Fang of our office on December 9, 2010 with respect to the preliminary joint proxy statement for Columbia Funds Variable Insurance Trust and Columbia Funds Variable Insurance Trust I (together, the “Registrants”) filed with the Commission on December 3, 2010 pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934. In your voicemail, you indicated that you have no comments other than a request that we confirm that the Staff comments that were addressed in the Response Letters are also addressed in a consistent manner and as applicable in the definitive joint proxy statement for each Registrant. We hereby confirm that the Staff comments that were addressed in the Response Letters are also addressed in a consistent manner and as applicable in the definitive joint proxy statement for each Registrant.

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Goodwin Procter LLP Counsellors at Law 901 New York Avenue, NW Washington, D.C. 20001	T: 202.346.4000 F: 202.346.4444 goodwinprocter.com

We trust the foregoing is responsive to your voicemail.

Sincerely,

/s/ Marco E. Adelfio

Marco E. Adelfio

cc:	Christopher O. Petersen, Esq.

Robert M. Kurucza, Esq.